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                               Network Plus Corp.
                                234 Copeland St.
                                Quincy, MA 02169

                                                            April 5, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

     Re:  Network Plus Corp.
          Registration Statement on Form S-3 (Registration No. 333-56104)
          ---------------------------------------------------------------
Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Network Plus Corp. (the "Company") hereby withdraws its Registration Statement on Form S-3 (Registration No. 333-56104), which was originally filed with the Securities and Exchange Commission on February 23, 2001 (the "Registration Statement"). The Company is withdrawing the Registration Statement because it has determined that it is not required to register the shares of Common Stock covered thereby on such Registration Statement. No shares of Common Stock of the Company have been issued or sold under the Registration Statement.

                                             Network Plus Corp.

                                             By: /s/ James J. Crowley
                                                -------------------------------
                                                James J. Crowley
                                                Executive Vice
                                                President and Chief
                                                Operating Officer